

May 28, 2009

Ms. Julie Smolyansky
President, Chief Executive Officer and Director
Lifeway Foods, Inc.
6431 West Oakton
Morton Grove, IL 60053

>   **Re: Lifeway Foods, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed May 15, 2009**
>   **File No. 0-17363**

Dear Ms. Smolyansky:

       We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note your disclosure that your Proxy Statement for your 2009 Annual Meeting of Shareholders scheduled to be held June 19, 2009 was to be filed no later than April 30, 2009. Please tell us when you expect to file this proxy statement.

Management's Discussion and Analysis of Financial Condition and results of Operations

Critical Accounting Policies, page 18

2.   Please expand your discussion and analysis to disclose the significant assumptions
        and estimates underlying your critical accounting policies. Please also expand
        your disclosure to discuss the variability that is reasonably likely to result over
        time from the uncertainties inherent in these assumptions and estimates. Consider
        disclosing a sensitivity analysis or discussing how your assumptions and estimates
        in prior periods have compared to actual results. Refer to Section V of Securities
        and Exchange Commission Release No. 33-8350, which can be found on the
        Commission's website at:

                        http://www.sec.gov/rules/interp/33-8350.htm

        In your response to this comment, please provide us with a sample of your
        proposed expanded disclosure.

Evaluation of Disclosure Controls and Procedures, page 37

3.   We note your disclosure that your disclosure controls and procedures were not
        effective as of December 31, 2008.   We also note your related disclosure in your
        Form 10-Q for the quarterly period ended March 31, 2009. Please disclose when
        each significant deficiency was identified, by whom it was identified, and when
        each significant deficiency first began.

Management's Report in Internal Control Over Financial Reporting, page 37

4.   We also note that your management plans to "take corrective action" and to
        implement "additional controls" to address the material weaknesses disclosed.
        With respect to this remediation effort, please expand your disclosure to include
        each of the specific steps that you have undertaken, or intend to undertake, to
        address such deficiencies, along with the timeframe for remediation and any
        associated material costs.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 14 Recent Accounting Pronouncements, page 20

5.   We note your disclosure regarding the adoption of SFAS 141(R), and that "The
        Company will apply the provisions of this standard to any acquisitions that it
        completes on or after December 15, 2008." Given your acquisition of Fresh
        Made, Inc. in February 2009, please modify your disclosure to explain if you
        applied the provisions of SFAS 141(R) to your acquisition. In your response to
        this comment, please provide us with a sample of your proposed expanded
        disclosures.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or, in her absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director